                                                                  EXHIBIT (c)(1)

November 11, 2004                                                   CONFIDENTIAL

                         COMMERCIAL NATIONAL FINANCIAL
                                  CORPORATION

                                   Parent of

                             [COMMERCIAL BANK LOGO]

                       Valuation as of November 11, 2004

                           DONNELLY PENMAN & PARTNERS
                           --------------------------
                               INVESTMENT BANKING

                                                                    CONFIDENTIAL
--------------------------------------------------------------------------------
(COMMERCIAL BANK LOGO)
--------------------------------------------------------------------------------
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

     1.   Valuation Opinion Letter

     2.   Valuation Summary

     3.   Discounted Cash Flow Analysis

     4.   Recent Trading Analysis

     5.   Analysis of Comparable Companies

     6.   Analysis of Comparable Acquisitions

--------------------------------------------------------------------------------
DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                                                    CONFIDENTIAL
(COMMERCIAL BANK LOGO)






                          1. VALUATION OPINION LETTER





(DONNELLEY PENMAN & PARTNERS LOGO)

November 11, 2004

Board of Directors
Commercial National Financial Corporation
101 North Pine River Street
P.O. Box 280
Ithaca, MI 48847-0280


Dear Board of Directors:                         PRIVATE & CONFIDENTIAL
                                                 ______________________


Commercial National Financial Corporation ("Commercial National" or the "Company") has engaged Donnelly Penman & Partners ("DP&P") to render its opinion (the "Opinion") with respect to the fair market per share value of the Company's common stock as of November 11, 2004 in the event of a recapitalization through a reverse stock split or "squeeze out" merger transaction.

DP&P is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities on a stand-alone basis or in connection with capital raising and merger and acquisition transactions. No limitations were imposed by the Company upon DP&P with respect to the investigations made or procedures followed by DP&P in rendering its Opinion.

In arriving at our Opinion, we have:

I. Reviewed the Annual Reports of the Company for the years ended December 31, 2002 through 2003 as well as interim financials through October 31, 2004;

II.   Reviewed the September 30, 2004 Board of Directors Report;

III. Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

IV. Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

V. Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

VI. Prepared a discounted dividend analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and


VII. Reviewed such other data, including financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

Board of Directors
November 11, 2004
Page 2


In connection with rendering its Opinion to Commercial National, DP&P performed a variety of financial analyses, which are summarized below. DP&P believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying DP&P's Opinion. DP&P arrived at its Opinion based on the results of all the analyses it undertook, assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a valuation is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description.

DP&P did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of Commercial National, nor were we furnished with such materials. DP&P has not reviewed any individual credit files of the Company and has assumed, without independent verification, that the reported allowances for credit losses are adequate to cover such losses.

With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to Commercial National, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned. The forecasted financial information furnished by the Company's management contained in or underlying DP&P's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P assumed, with the Company's consent, that the financial forecasts had been reasonably prepared by management on a basis reflecting the best currently available judgments of management, and that such forecasts will be realized in the amounts and at the times contemplated thereby.

Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P's opinion of their relative comparability and significance with regard to the specific characteristics of Commercial National.

Board of Directors
November 11, 2004
Page 3



COMPANY BACKGROUND

Commercial National Financial Corporation, a financial holding company, was incorporated in Michigan on December 30, 2987. On May 31, 1988, the Corporation acquired all of the stock of Commercial National Bank, a national banking association chartered in 1962. On December 30, 1992, Commercial National Bank converted to a state-chartered bank under the name Commercial Bank (the Bank).

On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). During 2000, Michigan Bankers Title of Northern Michigan was dissolved. The Agency made a similar investment in Michigan Bankers Title of Eastern Michigan. The investment in the Title Agency is not material.

The Bank established a relationship with The Centennial Group (Centennial), a financial planning group headquartered in Lansing, Michigan in 2000. Through customer referrals to a registered representative of Centennial, the Agency receives fees for the placement of products and fee based services.

During 2001, Commercial Bank formed a mortgage company, CNFC Mortgage Corporation, 100% owned by Commercial Bank. CNFC Mortgage Corporation allows Commercial to pursue out of market mortgages and offer products and services not normally provided by community banks.

The Bank concentrates its efforts primarily in two areas, commercial lending and residential real estate lending. Loan, deposit and other products are designed to support these market segments. The Bank also provides a full range of traditional banking services to individuals located in its service area. Commercial Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts, certificate of deposit and repurchase agreements.

The principal markets for financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine locations in or near these communities. Commercial also lends outside the principal geographic market in support of existing customers. Commercial does not have any material foreign assets or income.

At December 31, 2003, the Bank had no significant concentrations of loans to any group of borrowers engaged in similar activities that would be impacted by economic or other conditions. The Bank employed 96 individuals at September 30, 2004.

Commercial National is traded through the OTC Bulletin Board Exchange under the symbol CEFC. Its shares are traded on a limited basis through regional and national brokers and market makers. As of October 1, 2004, there were 696 recorded holders of the Company's common stock. The most recent trade of the stock was 1,419 shares at $11.25 on October 21, 2004.

The Bank has a main office and branch in Ithaca, Michigan, an additional administrative facility, residential lending center and branch in Alma, Michigan along with branches in Alma (2 additional), Middleton, Mt. Pleasant, Pompeii and St. Louis, Michigan. Commercial Bank-Greenville has a main office and branch and an additional branch in Greenville, Michigan. Alma, Ithaca, Middleton, Pompeii and St. Louis are located in Gratiot County; Mt. Pleasant is located in Isabella Country; and Greenville is located in Montcalm County. According to the United States Census Bureau, the median 2004 household income in Gratiot, Isabella and Montcalm Counties is $39,447, $37,187, and $40,469 respectively.

Board of Directors
November 11, 2004
Page 4

INDUSTRY OVERVIEW

Commercial, retail and mortgage banking are highly competitive businesses in which the Company receives competition from both bank and non-bank institutions. As a result of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Gramm-Leach-Bliley Act of 1999, the number and types of depository institution competitors have substantially increased.

Commercial National faces increased competition from finance companies, credit unions and bank and non-bank mortgage lenders. These companies may offer higher lending limits and other non-traditional services that Commercial National does not currently offer. Some of the Company's competitors also can leverage greater resources in order to gain a larger business presence within Commercial National's target service areas.

While being relatively small can be a disadvantage, there are certain potential benefits as well. Community banks that make customer service a priority may be able to gain an advantage with customers in their local market that feel neglected by the larger banks. Because the larger banks often seek large homogenous markets and products, niche opportunities are created for smaller institutions that seek to fill the needs of the underserved. Also, the relative difference in size can often correspond to a more agile management team that can respond more quickly to the ever changing competitive environment.

ECONOMIC OVERVIEW

Reports from the Federal Reserve Districts, as outlined in the July 28, 2004 Federal Reserve "Beige Book,"(1) indicate that economic growth continued to expand, although some Districts reported that the rate of growth moderated.

Consumer lending activity rose moderately with reports that mortgage originations are strong. Five districts reported increases in their banks' residential real estate lending: Philadelphia, Cleveland, Richmond, Chicago, and St. Louis. Several of these districts indicated that although overall residential real estate lending had risen, the volume of refinancings recently fell further. Both the New York and San Francisco Districts saw borrowing by homebuyers decline, but San Francisco noted that the levels of residential real estate lending in its district remained high.

Borrowing by commercial clients rose moderately as reported by most districts, with the New York, Philadelphia, Cleveland, Richmond, Atlanta, St. Louis, Kansas City, Dallas, and San Francisco Districts reporting rising commercial borrowing in recent weeks. New York, Philadelphia, and Atlanta, however, noted that the increases in their districts were modest. In the Chicago District, commercial borrowing was characterized as flat.

Most Districts reported little change in loan delinquencies. The Cleveland District noted that delinquency rates remained largely unchanged in recent weeks, and applicant credit quality was characterized as stable or slightly improving. Likewise, the New York District reported lower delinquency rates across all loan categories. In the Chicago District, lenders note that household credit quality continues to improve and there were no changes in loan standards and terms. Moderate increases


----------------
(1) Summary of Commentary on Current Economic Conditions by Federal Reserve District, July 28, 2004.

Board of Directors
November 11, 2004
Page 5

in credit card lending were reported in the Philadelphia District, while the San Francisco District reports good credit quality on existing loans.

The Livingston Study(2), based on survey responses of 26 participants from banking, industry, academia and trade associations, forecasts economic growth and falling unemployment through mid-2005 in its June 2004 report. The results of this most recent release project real Gross Domestic Product ("GDP") will rise at an annual rate of 4.5 percent in the first half of 2004, 4.1 percent in the second half of 2004, and continue at an annual rate of 3.8 percent in the first half of 2005. The unemployment rate is expected to fall from 5.6 percent in June 2004 to 5.4 percent in December 23004 and then continue to decline, to
5.2 percent, by the middle of 2005. Interest rates on the three-month Treasuries are expected to rise from 1.3 percent in June 2004 to 1.8 percent at year-end 2004, then rise throughout 2005, ending the year at 3.4 percent. Long-term interest rates are also expected to rise over the next two years with a projection to climb from 4.8 percent in June 2004 to 5.1 percent by year-end. It is expected to increase further in 2005, finishing the year at 5.6 percent. The participants' views of long-term inflation and output growth have been fairly steady over the last year. The panelists think that real GDP will grow 3.5 percent annually over the next 10 years, the same as in the previous survey. Inflation will average 2.5 percent over the next 10 years, unchanged from the last five surveys dating back to December 2001. For 2004, after-tax corporate profits are expected to rise 15.5 percent, an increase from the December survey's prediction of 14.7 percent. On the other hand, forecasters see corporate profits rising 13.4 percent in 2005, a decrease from the 19.4 percent increase forecast in December. Stock prices (as measured by the S&P 500 index) are forecast to rise in 2004 and 2005. The projection for the S&P 500 at the end of 2005 is about 2.8 percent higher than the previous prediction.



------------
(2) www.phil.frb.org/econ/liv/index.html

Board of Directors
November 11, 2004
Page 6


VALUATION METHODOLOGY

The following is a brief summary of the analyses performed by DP&P in connection with its Opinion:

(a) Discounted Dividend Analysis. DP&P prepared a discounted dividend stream analysis of Commercial National, which estimated the future after tax income that the Company might produce over a period from November 11, 2004 through December 31, 2008. These estimates were derived from discussions with and deemed reasonable by Commercial National's management team. The estimates assumed that Commercial National's pre-tax earnings would grow at a compound annual growth rate of approximately 12.8% throughout the projection period. This assumes that Commercial National continues to grow their business in their home markets with the majority of deposit growth coming from the Greenville locations and loan growth driven by the residential mortgage company. DP&P has, with the guidance of management, used the key assumption that the yields on earning assets grow by 25 basis points in 2005 and 2006 and costs of deposits and borrowings grow by 12.5 basis points in 2005 and 2006. DP&P further assumed, with management's guidance, that the Company would make dividend payouts equal to 70% of earnings through the projection period, which is consistent with the historical dividend policy. The resulting dividends were then discounted to a present value using a discount rate of 10.5%, based on Ibbotson Associates(3) build up method with an industry discount applicable to commercial banks. Based on the most recent Ibbotson's data the risk-less rate is 4.8%, market risk premium is 7.0% and industry specific premium was -1.3%, resulting in a discount rate of 10.5%, which DP&P regards as appropriate given the nature of the company, industry risk and general economic conditions. DP&P also estimated the residual value of Commercial National's common stock using an earning multiple of 14.7 times applied to projected 2008 net income of $4,275,502, which is an approximation derived from the analysis of price to earnings multiples in comparable publicly traded companies (see paragraph c - Analysis of Selected Comparable Companies). The discounted dividend analysis implied a value of $12.26 per share for Commercial National's common stock on a marketable basis. This analysis does not purport to be indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. DP&P included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

(b) Historical Trading Multiples. DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Commercial National Financial Corporation (CEFC) for varying historical periods. DP&P used a simple average of the closing stock price quoted for a period of 30 and 90 trading days and one calendar year. Only days in which the security actually traded were counted in the simple average. For the past 30 trading days, as of November 11, 2004, the historical average price was $11.25 with a period volume of 6,943 compiled over 8 separate trading days. For the past 90 days, as of November 11, the historical average price was $11.07 with a period volume of 44,995 compiled over 31 separate trading days. For the past calendar year, as of November 11, 2004, the historical average price was $11.38 with a period volume of 176,222 compiled over 96 separate trading days. It should be noted that volume may reflect "double counting" due to both the buy and sell side of a transaction being counted. In addition, the prices and volumes displayed are per the trading information provided on the www.otcbb.com website and may not reflect all transactions that occurred over the aforementioned time period.


---------------
(3) Ibbotson Associates, "Stocks, Bonds, Bills, and Inflation," Valuation Edition 2003 Yearbook

Board of Directors
November 11, 2004
Page 7

(c) Analysis of Selected Comparable Companies. DP&P compared selected operating results of Commercial National to a select group of publicly traded commercial banks headquartered in Michigan, Indiana and Ohio. The comparable set had total assets of between $150 and $400 million and last twelve months return on average equity greater than 10.0%. Some companies meeting these criteria may have been eliminated based on lack of data as generated by SNL Financial - the source for the comparable transactions data. The selected group had approximately the following median values: $280.0 million in total assets, $27.3 million in total equity, a tier 1 risk-based capital ratio of 12.38%, LTM return on average assets of 1.18%, LTM return on average equity of 12.34% and a LTM efficiency ratio of 62.09%. This analysis provided valuation benchmarks including the median price multiples of 1.838 times book value, 1.864 times tangible book value and 14.7 times LTM earnings per share. Applying the median price to book value multiple to Commercial National's book value per share as of September 30, 2004 resulted in an implied per share value of $11.19 on a marketable basis. Using the same methodology, the implied values provided by application of the relevant multiples to Commercial National's September 30, 2004 tangible book value and LTM earnings per share were found to be $11.35 per share and $10.00 per share, respectively.

No bank used in the above analyses as a comparison is identical to Commercial National. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the Company and the banks to which it is being compared.

(d) Analysis of Comparable Acquisition Transactions. DP&P analyzed book acquisition transactions announced and/or completed since January 1, 2002. Each selling bank had total assets less than $500 million, was headquartered in Michigan, Indiana or Ohio and was profitable in the twelve months prior to the acquisition announcement. This analysis provided an approximate median multiple of 2.288 times price to book value, 2.289 times price to tangible book value,
21.4 times LTM earnings per share and a premium to core deposit metric of 17.49%. Applying the median multiple for price to book value of 2.288 times to Commercial National's September 30, 2004 book value per share of $6.09 results in an implied value per share of $13.93 on a control, marketable basis. Using the same methodology, the values implied by applying the relevant multiples to Commercial National's tangible book value per share at September 30, 2004 of $6.09 and earnings per share for the twelve months ended September 30, 2004 of $.68 were found to be $13.94 per share and $14.55 per share, respectively. Applying the median premium to core deposits of 17.49% to Commercial National's $144.3 million in core deposits as of September 30, 2004 resulted in a calculated value of $25.24 million. When added to Commercial National's book value of $24.94 million as of September 30, 2004 and divided by the 4,083,278 shares outstanding at the same date, the result is an implied value per share of $12.27. Core deposits are defined as all deposits less CDs over $100,000 and brokered or network deposits.

DP&P notes that no selling bank received was identical to the Company and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics of the parties to the transactions being compared.

(e) Net Book Value. The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company's existence which reflects accounting history expressed in unadjusted dollars and not the company's potential.

Board of Directors
November 11, 2004
Page 8

In most going concerns with a viable future it can be demonstrated that these companies would change hands for more than net book value. Book value is only of importance to the extent it provides an adequate base for the continuance of operations. In most instances where a company earns a significant return on its assets (both tangible and intangible), the net book value approach is not representative of the company's intrinsic business value. We have reviewed the book value of the Company's assets in limited detail and have found net book value to be $24.94 million or $6.09 per share as of September 30, 2004.

CONCLUSION

Our Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company's existing holders of Common Stock. This Opinion has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P's prior written consent. Our Opinion is limited solely to the value of the Company's common stock as of November 11, 2004 given the relevant market and company specific information available at the present time.

DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Commercial National's common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned on the following page.

On the basis of, and subject to, the foregoing, we are of the opinion that, as of November 11, 2004, the fair market value of the Company's common stock is $12.01 per share.

Sincerely,



DONNELLY PENMAN & PARTNERS

                                                                    CONFIDENTIAL
(COMMERCIAL BANK LOGO)






                              2. VALUATION SUMMARY





(DONNELLY PENMAN & PARTNERS LOGO)

                                 PROJECT ATLAS
                               VALUATION SUMMARY

                                               MGT.
                                            PROJECTIONS         RECENT TRADING             COMPARABLE COMPANY
                                            -----------   ---------------------------   ------------------------
                                            DISCOUNTED    30 DAY    90 DAY    1 YEAR
                                             DIVIDEND     TRADING   TRADING   TRADING
                                             ANALYSIS      AVG.      AVG.      AVG.       BV      TBV      EPS
                                            -----------   -------   -------   -------   ------   ------   ------
VALUE INDICATION PER SHARE:......  $12.01     $12.26      $11.25    $11.07    $11.38    $11.19   $11.35   $10.00
  Weight.........................   100.0%      28.0%        8.0%      8.0%      8.0%      8.0%     8.0%     8.0%
PREMIUM TO CURRENT TRADING PRICE
  ($11.25).......................     6.8%
  Close as of November 10,
    2004.........................               28.0%                24.0%                       24.0%

Multiple of Diluted LTM EPS
  9/30/2004 ($0.68)..............    17.7x      18.0x       16.5x     16.3x     16.7x     16.5x    16.7x    14.7x
Percentage of Book Value
  ($6.09)........................   197.3%     201.3%      184.6%    181.7%    186.9%    183.7%   186.4%   164.2%
Percentage of Tangible Book Value
  ($6.09)........................   197.3%     201.3%      184.6%    181.7%    186.9%    183.7%   186.4%   164.2%


                                        COMPARABLE ACQUISITION
                                   -----------------------------------
                                                              PREMIUM
                                                              TO CORE
                                     BV      TBV      EPS     DEPOSITS
                                   ------   ------   ------   --------
Value Indication per Share:......  $13.93   $13.94   $14.55    $12.27
  Weight.........................     6.0%     6.0%     6.0%      6.0%
Premium to Current Trading Price
  ($11.25).......................
  Close as of November 10,
    2004.........................                 24.0%

Multiple of Diluted LTM EPS
  9/30/2004 ($0.68)..............    20.5x    20.5x    21.4x     18.0x
Percentage of Book Value
  ($6.09)........................   228.7%   228.9%   238.9%    201.5%
Percentage of Tangible Book Value
  ($6.09)........................   228.7%   228.9%   238.9%    201.5%

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                                                    CONFIDENTIAL
(COMMERCIAL BANK LOGO)






3. DISCOUNTED CASH FLOW ANALYSIS





(DONNELLEY PENMAN & PARTNERS LOGO)

PROJECT ATLAS
DISCOUNTED DIVIDEND ANALYSIS
VALUATION DATE: NOVEMBER 11, 2004
($ in thousands - except per share data)

                                                                                           Projected
                                          ------------------------------------------------------------------------------------------
                                                                               For the years ended December 31
                                          ------------------------------------------------------------------------------------------
                                                                                                                            2008
                                              2004          2005            2006           2007             2008           Takeout
                                          ------------------------------------------------------------------------------------------
Net Interest Income After Provision        $8,930,921    $9,383,170     $10,354,131     $10,888,520     $11,558,345
Non-interest Income                         1,378,077     1,488,323       1,607,389       1,735,980       1,874,858
                                          -------------------------------------------------------------------------
                                           10,308,998    10,871,492      11,961,520      12,624,499      13,433,203

Depreciation                                 (500,991)     (507,657)       (514,324)       (520,991)       (527,657)
General & Administrative Expenses          (6,039,656)   (6,220,846)     (6,407,471)     (6,599,695)     (6,797,686)
                                          -------------------------------------------------------------------------
    Total Other Expenses                   (6,540,647)   (6,728,503)     (6,921,795)     (7,120,686)     (7,325,343)
                                          -------------------------------------------------------------------------

Income Before Taxes                         3,768,351     4,142,989       5,039,725       5,503,814       6,107,859
Taxes @ 30%                                (1,130,505)   (1,242,897)     (1,511,917)     (1,651,144)     (1,832,358)
                                          -------------------------------------------------------------------------

Net Income                                  2,637,846     2,900,093       3,527,807       3,852,669       4,275,502

Dividend Payout                            $1,846,492    $2,030,065      $2,469,465      $2,696,869      $2,992,851
(% Dividend Payout)                               70%           70%             70%             70%             70%

Present Value Factor @ 10.5%(1)                0.9938        0.9395          0.8502          0.7694          0.6963
                                          -------------------------------------------------------------------------

Partial-year Discount                      (1,384,869)

                                          -------------------------------------------------------------------------
Present Value of Free Cash Flows             $458,761    $1,907,246      $2,099,539      $2,074,971      $2,083,922
                                          -------------------------------------------------------------------------

Total Present Value of Cash Flows
  (Years 1 to 5)                           $8,624,439
Plus: Residual Cash Flow Value            $41,631,757                 2008 Net Income                                    $4,275,502
                                          -----------                                                                   -----------

Indicated Equity Value                    $50,256,196                 2008 Price to LTM Net Income Ratio(2)                   14.7x
                                          -----------                                                                   -----------

Fully Diluted Shares Outstanding            4,100,541                 Residual Cash Flow Value                          $62,849,874
                                          -----------

Equity Value Per Shares (Marketable)           $12.26                 Present Value Factor                                   0.6624
                                          ===========                                                                   -----------

                                                                      Present Value of Residual Cash Flow               $41,631,757
                                                                                                                        -----------

Footnotes:

(1) Based on the Ibbotson Associates weighted average cost of capital build up method (riskless rate + market risk premium) utilizing a 1.3% industry discount for commercial banks (data from Ibbotson Associates 2003 Yearbook - Valuation Edition)

(2) Based on an average of publicly traded companies in MI, IN and OH with between $150 and $400 million in assets and LTM ROAE greater than 10%.

DONNELLY PENMAN & PARTNERS
INVESTMENT BANKING                                                       Page 15

                                                                    CONFIDENTIAL
(COMMERCIAL BANK LOGO)






                           4. RECENT TRADING ANALYSIS




(DONNELLEY PENMAN & PARTNERS LOGO)

                                 PROJECT ATLAS
                            RECENT TRADING ANALYSIS


                            [TRADING ANALYSIS GRAPH]

          30 DAY TRADING AVERAGE = $11.25, AVG. DAILY VOLUME = 231(1) 90 DAY TRADING AVERAGE = $11.07, AVG. DAILY VOLUME = 500(1) 1 YEAR TRADING AVERAGE = $11.38, AVG. DAILY VOLUME = 702(1)


(1) May include double counting (volume from both the bid and ask side of a trade)



DONNELLY PENMAN & PARTNERS
   INVESTMENT BANKING

                                                                    CONFIDENTIAL
(COMMERCIAL BANK LOGO)






                      5. ANALYSIS OF COMPARABLE COMPANIES





(DONNELLY PENMAN & PARTNERS LOGO)

COMPARABLE COMPANY ANALYSIS
PUBLICLY TRADED BANKS IN MICHIGAN, INDIANA AND OHIO WITH TOTAL ASSETS BETWEEN $150 AND $400 MILLION WITH LTM ROAE GRATER THAN 10%

                                                                                        Closing Price (11/10/2004) to:
                                                   Fiscal        Closing     Dividend   ------------------------------    Total
                                                   Period         Price        Yield      Book       Tang.      LTM       Assets
Company                         State   Ticker      Ended      (11/10/2004)     (%)        (%)      Book(%)    EPS(x)     ($000)
Century Financial Corporation     MI     CYFL     06/30/2004       22.50        3.73      152.7      152.7      15.1      224,783
Clarkson Financial Corporation    MI     CKSB     09/30/2004       20.15        0.00      175.8      176.4      14.4      160,650
Consumers Bancorp, Inc.           OH     CBKM     09/30/2004       20.00        1.80      226.8      241.8      19.2      190,261
County Bank Corporation           MI     CYBK     06/30/2004       52.15        2.00      203.2      203.2      17.5      251,937
F.S. Bancorp                      IN     FXLG     06/30/2004       52.00        3.46      197.3      197.3      15.2      321,625
Futura Banc Corporation           OH     FUBK     06/30/2004       21.49        2.26      175.7      176.9      14.5      270,787
Heartland Bancorp                 OH     HLAN     06/30/2004       38.20        1.44      189.9      192.6      13.9      362,245
Middlefield Bankcorp, Inc.        OH     MBCN     09/30/2004       38.00        2.32      183.8      183.8      14.3      289,214
Ohio Heritage Bancorp, Inc.       OH     OHHB     03/31/2004       54.50        2.51      113.7      113.7       8.9      180,931
Pavilion Bancorp, Inc.            MI     PVLN     06/30/2004       60.50        1.61      188.9      188.9      16.2      328,332
Southern Michigan Bancorp,
  Incorporated                    MI     SOMC     06/30/2004       27.10        2.51      188.2      193.4      15.0      310,815
United Bancorp, Inc.              OH     UBCP     06/30/2004       14.48        3.64      163.4      163.6      13.5      393,182
---------------------------------------------------------------------------------------------------------------------------------
HIGH
                                                                   60.50        3.73      226.8      241.8      19.2      393,182

LOW                                                                14.48        0.00     113.71     113.71      8.95      160,650

MEAN                                                               35.09        2.27     179.96     182.04     14.82      273,730

MEDIAN                                                             32.55        2.29     183.84     186.36     14.75      280,001

COMMERCIAL NATIONAL
  FINANCIAL CORPORATION           MI     CEFC     09/30/2004       11.25        4.36     183.03     183.03     16.67      243,859

Commercial National Financial Corporation
  (for the LTM ended September 30, 2004)                                                  $6.09      $6.09     $0.68

Median Multiple                                                                          183.8%     186.4%     14.7x

Equity Value per Share                                                                   $11.19     $11.35    $10.00

                                                                                   Tier 1 Risk                               LTM
                                  Total         Total        Total        NPAs/       Based       LTM      LTM      LTM   Efficiency
                                Net Loans     Deposits       Equity      Assets      Capital      ROAA     ROAE     NIM      Ratio
                                  ($000)       ($000)        ($000)        (%)       Ratio(%)      (%)      (%)     (%)       (%)
Century Financial Corporation    138,212       187,998       27,471       1.05        10.78       1.23    10.24     3.83     61.64
Clarkson Financial Corporation   101,803       135,191       11,956       0.00        10.95       0.99    12.29     3.53     62.49
Consumers Bancorp, Inc.          141,760       155,857       18,938        NA         12.30       1.20    12.25      NA      63.62
County Bank Corporation          160,202       217,534       28,706       0.60        11.80       1.40    11.18     4.45     61.69
F.S. Bancorp                     244,622       263,467       29,487       0.00        13.26       1.21    13.09     4.04     56.99
Futura Banc Corporation          222,227       227,262       27,470       1.65        12.74       1.22    12.38     4.55     59.85
Heartland Bancorp                261,404       313,895       29,174       0.16        14.02       1.16    14.07     4.22     66.03
Middlefield Bankcorp, Inc.       206,630       238,739       25,509       0.16        12.38       1.19    13.58     3.79     59.42
Ohio Heritage Bancorp, Inc.      138,166       113,162       14,802       0.03          NA        1.05    13.22     3.34     56.08
Pavilion Bancorp, Inc.           280,133       268,378       27,079       0.51        12.58       0.99    11.65     4.93     73.55
Southern Michigan Bancorp,
  Incorporated                   236,419       253,831       26,348       1.06        12.69       1.04    12.64     4.13     70.84
United Bancorp, Inc.             206,721       300,345       30,751       0.32        10.70       0.99    11.54     3.84     64.52
------------------------------------------------------------------------------------------------------------------------------------
HIGH                             280,133       313,895       30,751       1.65        14.02       1.40    14.07     4.93     73.55

LOW                              101,803       113,162       11,956       0.00        10.70       0.99    10.24     3.34     56.08

MEAN                             194,858       222,972       24,808       0.50        12.20       1.14    12.34     4.06     63.06

MEDIAN                           206,676       233,001       27,275       0.32        12.38       1.18    12.34     4.04     62.09

COMMERCIAL NATIONAL
  FINANCIAL CORPORATION          202,261       166,002       24,936       0.53         9.21       1.11    10.76     4.45     61.48

Source: SNL Financial


                           DONNELLY PENMAN & PARTNERS
                           --------------------------
                               INVESTMENT BANKING

                                                                    CONFIDENTIAL
(COMMERCIAL BANK LOGO)






                     6. ANALYSIS OF COMPARABLE TRANSACTIONS




(DONNELLY PENMAN & PARTNERS LOGO)

COMPARABLE ACQUISITION ANALYSIS
--------------------------------------------------------------------------------
COMMERCIAL BANK ACQUISITION IN MI, IN AND OH ANNOUNCED SINCE 1/1/02 - TARGET ASSETS LESS THAN $500 MILLION AND POSITIVE LTM NET INCOME

                                                                                                                    DEAL   TARGET
                                                                                     SELLER  ANNOUNCE   COMPLETION  VALUE  ASSETS
BUYER                                         SELLER                                 STATE     DATE       DATE      ($M)   ($M)
Sky Financial Group, Inc.                     Prospect Bancshares, Inc.               OH    09/15/2004          NA  46.90  202,644

Croghan Bancshares, Inc.                      Custar State Bank                       OH    08/10/2004          NA  13.90   54,234

Oak Hill Financial, Inc.                      Ripley National Bank                    OH    07/20/2004  10/09/2004   5.50   64,157

Camco Financial Corporation                   London Financial Corporation            OH    03/26/2004  08/20/2004  10.10   58,941

Lincoln Bancorp                               First Shares Bancorp, Inc.              IN    03/10/2004  08/02/2004  37.30  175,788

Independent Bank Corporation                  Midwest Guaranty Bancorp, Incorporated  MI    02/04/2004  05/31/2004  43.00  233,580

Harrodsburg First Financial Bancorp, Inc.     Independence Bancorp                    IN    01/22/2004  07/09/2004  17.10  102,749

Chemical Financial Corporation                Caledonia Financial Corporation         MI    09/25/2003  12/01/2003  51.10  206,158

Sky Financial Group Inc.                      GLB Bancorp, Inc.                       OH    07/16/2003  10/19/2003  39.80  207,407

Citizens First Bancorp, Inc.                  Metro Bancorp, Inc.                     MI    05/22/2003  01/09/2004  30.00  146,842

Wayne Bancorp Inc.                            Banc Services Corporation               OH    12/10/2002  05/31/2003  46.20  206,341

MainSource Financial Group                    First Community Bancshares, Inc.        IN    11/20/2002  06/12/2003  23.20  149,258

First Capital, Inc.                           Hometown Bancshares Inc.                IN    09/26/2002  03/20/2003  11.30   82,323

First Indiana Corporation                     MetroBanCorp                            IN    09/04/2002  01/13/2003  39.20  173,753

First Merchants Corp.                         CNBC Bancorp                            OH    08/28/2002  03/01/2003  58.00  317,329

Charter One Financial, Inc.                   Charter National Bancorp, Inc.          MI    01/11/2002  05/24/2002  90.40  266,915

-----------------------------------------------------------------------------------------------------------------------------------
HIGH                                                                                                                90.40  317,329

LOW                                                                                                                  5.50   54,234

MEAN                                                                                                                35.19  165,526

MEDIAN                                                                                                              38.25  174,771
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Commercial National Financial Corporation
  (for the LTM ended September 30, 2004)                                                                                   243,861

Median Multiple

Equity Value per Share
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    PRICE AT ANNOUNCEMENT TO:
                                                            -----------------------------------------------
                                                TARGET                                                         PREMIUM TO
                                                EQUITY       BOOK      TBV     LTM EPS    ASSETS   DEPOSITS   CORE DEPOSITS
BUYER                                         ASSETS (%)      (%)      (%)      (x)       (%)        (%)         (%)
Sky Financial Group, Inc.                         7.21      302.78    302.78    29.98     23.15     25.33     19.30

Croghan Bancshares, Inc.                         17.08      150.01    150.01    19.49     25.62     31.00     11.96

Oak Hill Financial, Inc.                          5.11      167.73    167.73    19.71      8.57      9.57      4.77

Camco Financial Corporation                       8.41      203.31    203.31    18.77     17.10     22.67     13.36

Lincoln Bancorp                                   5.14      255.01    255.43    35.52     21.24     26.15     23.49

Independent Bank Corporation                      7.47      246.55    246.55    19.66     18.41     22.24     16.15

Harrodsburg First Financial Bancorp, Inc.        11.35      260.73    294.66    27.12     21.22     26.48     22.15

Chemical Financial Corporation                   10.04      247.15    247.15    15.83     24.80     29.41     23.30

Sky Financial Group Inc.                         14.32      132.56    133.19    33.54     19.21     23.27      6.47

Citizens First Bancorp, Inc.                     10.90      181.40    181.40    20.15     20.43     23.09     11.40

Wayne Bancorp Inc.                                8.41      266.51    266.51    16.98     22.41     28.10     20.41

MainSource Financial Group                        7.04      208.96    211.06    33.32     15.57     19.14     12.72

First Capital, Inc.                               8.82      155.33    155.33    22.69     13.73     15.13      7.67

First Indiana Corporation                         8.83      228.49    228.49    24.29     22.56     28.91     19.57

First Merchants Corp.                             7.52      229.10    229.29    17.06     18.28     23.42     18.82

Charter One Financial, Inc.                      10.04      337.39    337.39    26.38     33.87     41.83     33.89

-----------------------------------------------------------------------------------------------------------------------------------
HIGH                                             17.08      337.39    337.39    35.52     33.87     41.83     33.89

LOW                                               5.11      132.56    133.19    15.83      8.57      9.57      4.77

MEAN                                              9.23      223.31    225.64    23.78     20.39     24.73     16.59

MEDIAN                                            8.62      228.80    228.89    21.42     20.83     24.38     17.49
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Commercial National Financial Corporation
  (for the LTM ended September 30, 2004)         10.23      $6.09     $6.09     $0.68    $59.72    $40.65    $35.33

Median Multiple                                            228.8%    228.9%     21.4%     20.8%     24.4%     17.5%
                                                           ---------------------------------------------------------

Equity Value per Share                                     $13.93    $13.94    $14.55    $12.42     $9.92    $12.27
-----------------------------------------------------------------------------------------------------------------------------------
Source: SNL Financial LP


DONNELLY PENMAN & PARTNERS
--------------------------
   Investment Banking